Ballantyne Strong, Inc.

4201 Congress Street, Suite 175

Charlotte, North Carolina 28209

        June 2, 2020

VIA EDGAR

Christine Westbrook

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ballantyne Strong, Inc.
Registration Statement on Form S-3
Filed May 28, 2020
File No. 333-238757

Dear Ms. Westbrook:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ballantyne Strong, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Thursday, June 4, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Todd R. Major
Name:	Todd R. Major
Title:	Chief Financial Officer

cc:	Winston & Strawn LLP